SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640-01

For the month of June, 2004

UNIBANCO HOLDINGS S.A.
(Exact name of registrant as specified in its charter)

Unibanco Holdings S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

For more information contact:
Investor Relations Area
Unibanco - União de Bancos Brasileiros S.A.
Ave. Eusébio Matoso, 891 – 15 th floor - São Paulo, SP 05423-901- Brazil
Tel.: (55 11) 3097-1626 / 3097-1313
Fax: (55 11) 3097-6182 / 3813-4830
E-mail: investor.relations@unibanco.com.br
www.ir.unibanco.com

UNIBANCO BECOMES THE FIRST EMERGING MARKET BANK TO ADOPT THE EQUATOR PRINCIPLES

Unibanco is reinforcing the social and environmental dimensions of its activities. In June, the bank starts adopting the so-called Equator Principles, a set of social and environmental criteria used to evaluate and approve credits for infrastructure projects.

So far, 24 banks worldwide have adopted these policies, which were championed in 2002 by the International Finance Corporation, a World Bank subsidiary that finances private sector projects. Unibanco is the only Brazilian – and emerging market – bank in this group.

“Unibanco is concerned that only projects that effectively contribute to the country's development and, at the same time, help preserve the communities and the environment, should meet with approval. Few institutions share this vision today, but we envisage social and environmental concerns becoming a primordial factor in the decision to approve any project in the future”, says Tomas Zinner, Chairman of the Board of Instituto Unibanco.

For financing to be approved, a project needs to be classified according to the degree of social and environmental risk it presents: A (high risk), B (medium risk) or C (low risk). Projects classified as “A” need to present an action plan for mitigating such risks.

“Unibanco has been complying with these criteria for approving disbursements under IFC credit line since 2002. The policies are now being extended to include all infrastructure projects involving more than US$50 million, irrespective of the credit fund involved”, explains Adhemar Kajita, Unibanco´s project finance head. BS3 (oil production), ALL (railroad modernization) and Latasa (aluminium can production) are examples of projects already being implemented under the Equator Principles.

São Paulo , June 1 st , 2004

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 7, 2004

UNIBANCO HOLDINGS S.A.

By:	/S/ Geraldo Travaglia Filho
Geraldo Travaglia Filho Chief Financial Officer

By:	/S/ Israel Vainboim
Israel Vainboim Chief Executive Officer and Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements.These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.